FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 000-32953

Copamex, S.A. de C.V.
(Translation of Registrant’s name into English)

Montes Apalaches 101
Residencial San Augustín, C.P. 66260
San Pedro Garza García, N.L. México
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

This document may contain forward-looking statements concerning COPAMEX’s future performance and/or results of operations and should be considered as good faith estimates of COPAMEX. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact COPAMEX’s actual performance or results of operations.

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets as of December 31, 2003 and 2002
(Thousands of constant Mexican pesos as of December 31, 2003)

	December ’03	December ’02		December ’03	December ’02

Assets:			Liabilities:
Current assets
Cash and cash equivalents	108,045	91,778	Short-term debt	2,063,295	801,659
Accounts receivable	1,280,720	1,520,158	Current portion of long-term debt	2,291,408	529,899
Inventories	1,061,207	1,067,178	Suppliers	1,436,206	1,210,784
Other accounts receivable	481,488	557,715	Income tax and employee profit sharing	32,259	32,123
Prepaid expenses	188,403	280,113	Other accounts payable	1,180,879	930,201

Total current assets	3,119,863	3,516,942	Total current liabilities	7,004,047	3,504,666

			Long-term debt	805,745	4,184,793
Investment in shares	0	47,801	Labor obligations	142,529	114,084

Property, plant and equipment, net	9,229,133	9,335,895	Total long-term liabilities	948,274	4,298,877

Other assets	693,198	676,114	Deferred income taxes	1,445,780	1,736,444

Goodwill	67,718	138,492	Total liabilities	9,398,101	9,539,987

			Stockholders’ Equity:
			Minority interest	189,650	218,146
			Capital stock	5,302,472	5,302,178
			Additional paid-in capital	6,963	6,963
			Retained earnings	1,272,378	1,643,667
			Net income (loss)	(390,634)	(371,360)
			Insufficiency from restatement of
			stockholders’ equity	(725,225)	(680,731)
			Cumulative effect of deferred income taxes	(1,943,793)	(1,943,606)

			Total majority stockholders’ equity	3,522,161	3,957,111

			Total stockholders’ equity	3,711,811	4,175,257

Total assets	13,109,912	13,715,244	Total liabilities and stockholders’ equity	13,109,912	13,715,244

Copamex, S.A. de C.V. and Subsidiaries
 Consolidated Statements of Income
for the periods ended December 31, 2003 and 2002
(Thousands of constant Mexican pesos as of December 31, 2003)

	Jan - December ’03		Jan - December ’02		CHANGE

					Ps. $	%

Net sales	8,226,532	100.0%	8,179,729	100.0%	46,803	0.6%
Cost of goods sold	(5,629,466)	-68.4%	(5,311,463)	-64.9%	(318,003)	-6.0%

Gross profit	2,597,066	31.6%	2,868,266	35.1%	(271,200)	-9.5%

Selling, general and administrative expenses	(2,004,024)	-24.4%	(2,038,595)	-24.9%	34,571	1.7%

Operating profit	593,042	7.2%	829,671	10.1%	(236,629)	-28.5%

Comprehensive cost of financing:

Interest income	21,115	0.3%	40,646	0.5%	(19,531)	48.1%
Interest expense	(520,418)	-6.3%	(534,695)	-6.5%	14,277	2.7%
Exchange gain (loss), net	(394,563)	-4.8%	(701,992)	-8.6%	307,429	43.8%
Result from monetary position	187,912	2.3%	246,247	3.0%	(58,335)	-23.7%
Other financing cost	(68,396)	-0.8%	(37,879)	-0.5%	(30,517)	80.6%

Total comprehensive cost of financing	(774,350)	-9.4%	(987,673)	-12.1%	213,323	-21.6%

Loss after comprehensive cost of financing	(181,308)	-2.2%	(158,002)	-1.9%	(23,306)	14.8%

Other expenses, net	(474,513)	-5.8%	(122,180)	-1.5%	(352,333)	288.4%
Asset write down	0	0.0%	(202,257)	-2.5%	202,257	-100.0%

Loss before taxes and employee profit sharing	(655,821)	-8.0%	(482,439)	-5.9%	(173,382)	35.9%

Income tax	(18,555)	-0.2%	(48,625)	-0.6%	30,070	61.8%
Deferred income tax	290,830	3.5%	261,295	3.2%	29,535	-11.3%
Employee profit sharing	(7,954)	-0.1%	(9,010)	-0.1%	1,056	11.7%

Loss before minority interest	(391,500)	-4.8%	(278,779)	-3.4%	(112,721)	40.4%

Minority interest	866	0.0%	(92,581)	-1.1%	93,447	100.9%

Net Loss	(390,634)	-4.7%	(371,360)	-4.5%	(19,274)	5.2%

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
for the periods ended December 31, 2003 and 2002
(Thousands of constant Mexican pesos as of December 31, 2003)

	December ’03	December ’02

Net loss	(391,500)	(278,779)
Items not requiring the use of resources :
Depreciation and amortization	629,108	480,085
Provision for labor obligations	17,419	15,149
Deferred taxes	(290,830)	(261,295)
Others	61,642	211,595

Total	25,839	166,755

Changes in working capital :
Accounts receivable	239,585	71,816
Inventories	5,575	(138,815)
Suppliers	225,306	176,825
Other accounts payable and accountable	92,431	74,505

Resources provided by operating activities	588,736	351,086

Financing activities:
Bank loans	(355,901)	242,370
Others	309,726	(86,702)

Resources (used) provided by financing activities	(46,175)	155,668

Investing activities:
Property, plant and equipment, net	(382,126)	(556,417)
Other investments	(144,167)	(97,581)

Resources used in investing activities	(526,293)	(653,998)

Increase (decrease) in cash and cash equivalents	16,267	(147,244)

Cash and cash equivalents at the beginning of period	91,778	239,022

Cash and cash equivalents at the end of the period	108,045	91,778

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copamex, S.A. de C.V.

(Registrant)

By: /s/ Carlos Luis Díaz Sáenz
Carlos Luis Díaz Sáenz
General Counsel

Date: May 5, 2004